Tallgrass Energy Partners, LP

4200 W. 115th Street, Suite 350

Leawood, KS 66211-2609

Phone: 913.928.6060

January 8, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Thompson

Re:	Tallgrass Energy Partners, LP

Form 10-K for the Fiscal Year December 31, 2013

Filed March 11, 2014

Form 10-Q for the Quarterly Period ended September 30, 2014

Filed October 30, 2014

File No. 1-35917

Ladies and Gentleman:

Set forth below are the responses of Tallgrass Energy Partners, LP (the “Partnership”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated December 30, 2014, with respect to the above-captioned filings.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Capital Requirements, page 74

1.

Please separately quantify in future filings the amount of maintenance capital expenditures and the amount of expansion capital expenditures for each period presented, and provide management’s insight into any trends or significant fluctuations in each of these types of capital expenditures. Please also disclose your policy for determining which expenditures are classified as maintenance capital expenditures versus expansion capital expenditures, including whether such determination is made at the individual asset level or for groups of assets, and provide examples of each type of expenditure. In this regard, we note the impact maintenance capital expenditures had on your distributable cash flow on page 61. In your response, provide us with your intended revised disclosure.

Response: We acknowledge the Staff’s comment and will provide the requested disclosures in future filings. Following is the form of our intended revised disclosure that will be included in future filings demonstrated using the interim financial data for the nine months ended September 30, 2014 and 2013, with modified or additional disclosure underlined for your convenience.

Non-GAAP Financial Measures, page 31

We define Adjusted EBITDA as net income excluding the impact of interest, income taxes, depreciation and amortization, non-cash income or loss related to derivative instruments, non-cash long-term compensation expense, impairment losses, gains or losses on asset or business disposals or acquisitions, gains or losses on the repurchase, redemption or early retirement of debt, and earnings from unconsolidated investments, but including the impact of distributions from unconsolidated investments. We also use distributable cash flow, which we define as Adjusted EBITDA, plus preferred distributions received from Pony Express in excess of its distributable cash flow attributable to our net interest, less cash interest expense and maintenance capital expenditures, to analyze our performance. Maintenance capital expenditures are cash expenditures incurred (including expenditures for the construction or development of new capital assets) that we expect to maintain our long-term operating income or operating capacity. These expenditures typically include certain system integrity, compliance and safety improvements. TEP receives a minimum quarterly preference payment from Pony Express for the period from closing of the transaction through September 30, 2015. To the extent that Pony Express does not have sufficient distributable cash flow to cover this preference payment, TD is required to contribute cash to Pony Express to fund the excess preference payment. The cash received from TD to fund the minimum quarterly preference payment in excess of distributable cash flow from Pony Express is considered distributable cash flow at TEP.

Capital Requirements, page 39

The midstream energy business can be capital intensive, requiring significant investment to maintain and upgrade existing operations. Our capital requirements have consisted primarily of, and we anticipate will continue to consist of the following:

•	maintenance capital expenditures, which are cash expenditures incurred (including expenditures for the construction or development of new capital assets) that we expect to maintain our long-term operating income or operating capacity. These expenditures typically include certain system integrity, compliance and safety improvements; and

•	expansion capital expenditures, which are cash expenditures to increase our operating income or operating capacity over the long term. Expansion capital expenditures include acquisitions or capital improvements (such as additions to or improvements on the capital assets owned, or acquisition or construction of new capital assets).

We expect to incur approximately $153.3 million for capital expenditures for the remainder of 2014, of which $148.7 million is expected for the Pony Express Mainline and Northeast Colorado Lateral

construction, $1.7 million is expected for other expansion projects, $2.7 million is expected for maintenance capital expenditures, and $0.2 million is expected for the Replacement Gas Facilities and other costs associated with the Pony Express Abandonment.

The determination of capital expenditures as maintenance or expansion is made at the individual asset level during our budgeting process and as we approve, execute, and monitor our capital spending. The following table summarizes the maintenance and expansion capital expenditures incurred at our consolidated entities:

	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
	(in thousands)
Maintenance capital expenditures	$7,654	$11,504
Expansion capital expenditures	637,465	267,959

Total capital expenditures incurred	$645,119	$279,463

The decrease in maintenance capital expenditures to $7.7 million for the nine months ended September 30, 2014 from $11.5 million for the nine months ended September 30, 2013 is primarily driven by a decrease in maintenance capital expenditures in the Gas Transportation & Logistics segment due to certain compressor and pipeline integrity projects at Trailblazer during the nine months ended September 30, 2013. The increase in expansion capital expenditures to $637.5 million for the nine months ended September 30, 2014 from $267.7 million for the nine months ended September 30, 2013 is primarily driven by increased expenditures associated with construction on the Pony Express mainline, which was placed in commercial service in October 2014, and the Northeast Colorado Lateral, which is expected to be placed into commercial service during the first half of 2015.

In addition, we invested cash in unconsolidated affiliates of $2.0 million during the nine months ended September 30, 2014 to fund our share of capital expansion projects. There were no investments in unconsolidated affiliates during the nine months ended September 30, 2013.

We intend to make cash distributions to our unitholders and our general partner. Due to our cash distribution policy, we expect that we will distribute to our unitholders most of the cash generated by our operations. We expect to fund future capital expenditures with funds generated from our operations, borrowings under our Credit Agreement, the issuance of additional partnership units and the issuance of long-term debt. If these sources are not sufficient, we will reduce our discretionary spending.

2.	Tell us and disclose, if material, whether you incurred any capital expenditures that had an element of both maintenance capital expenditures and expansion capital expenditures, such as expenditures that both maintained operating capacity and increased operating income or cash flow. If so, please augment your disclosure to quantify the portion allocated to expansion capital expenditures for each of the periods presented.

Response: Our policy is to approve and track capital expenditures at the individual asset level during our budgeting process and as we approve, execute, and monitor our capital spending.

The determination of maintenance versus expansion is made at the individual asset level, as well as at the capital project, or Authorization for Expenditure (“AFE”) level, which is typically a more granular view than the individual asset level. For the periods presented, we did not identify any material capital expenditures that had an element of both maintenance capital expenditures and expansion capital expenditures, therefore no portion of any capital projects for the periods presented has been allocated between maintenance and expansion capital expenditures. We acknowledge that as our business matures some capital expenditures may both add new capacity and maintain existing capacity. In future filings, where we have material capital expenditures containing elements of both maintenance capital and expansion capital, we will disclose the nature and amount of expenditures allocated to each. We note that the terms “maintenance capital expenditures” and “expansion capital expenditures” are defined by TEP’s partnership agreement, which further provides that where expenditures are in part expansion capital expenditures and in part for other purposes, the Partnership’s general partner shall determine the allocation between the amounts paid for each.

Item 8. Financial Statements and Supplementary Data, page 80

Consolidated Statements of Income (Loss), page 83

3.	We note that you have separate revenue line items for natural gas liquid sales, natural gas sales, transportation services and processing and other revenues. We further note that you present one line item for cost of sales and transportation services. Please tell us how you considered separately disclosing cost of tangible goods sold and cost of services to comply with Rule 5-03(b)(2) of Regulation S-X.

Response: We acknowledge the requirement under Rule 5-03(b)(2) to separately disclose cost of tangible goods sold and cost of services and considered the guidance in preparing the Form 10-K for the Fiscal Year December 31, 2013. Our cost of sales and transportation services consist primarily of tangible goods sold in the form of natural gas liquids and natural gas. Cost of services, which includes compression costs and transportation by others, represented approximately 3% of total cost of sales and transportation services for the year ended December 31, 2013 as presented and approximately 4% of total cost of sales and transportation services for the nine months ended September 30, 2014. Therefore, we believe that the cost of services is not a material component of our cost of sales and transportation services and that it is appropriately presented under the “Cost of sales and transportation services” caption on the Consolidated Statements of Income (Loss).

2. Summary of Significant Accounting Policies, page 88

Inventories, page 89

4.	Please disclose the inventory costing model for working gas in underground storage and natural gas liquids. Refer to Rule 5-02.6(b) of Regulation S-X.

Response: We acknowledge the Staff’s comment and will provide the requested disclosures in future filings. Following is the form of our intended revised disclosure.

Inventories primarily consist of natural gas liquids, materials and supplies, and gas in underground storage. Natural gas liquids and gas in underground storage, sometimes referred to as working gas, are recorded at the lower of historical cost or market using the average cost method. Materials and supplies are valued at weighted average cost and periodically reviewed for physical deterioration and obsolescence. For additional information, see “Gas in Underground Storage” below.

Impairment of Long-Lived Assets, page 90

5.	We note your disclosure that any impairment loss would be recorded as a regulatory asset until regulatory review regarding recoverability through the rate-making process is complete, at which time you will recognize a loss if it is determined to be unrecoverable or retain as a regulatory asset and recover through rates. Please explain this policy to us in more detail; providing an illustrative example of how regulated rates that cover your costs would result in an impairment would improve our understanding of this matter. Please also explain to us how this policy is consistent with regulatory accounting under ASC 980. Please also tell us if you have ever incurred a long-lived impairment loss and whether you recorded it as a regulatory asset or in the income statement, including the amounts and periods in which it was recorded.

Response: We have not incurred a long-lived impairment loss at any of our regulated assets, nor do we expect to. We evaluate long-lived assets for impairment pursuant to the guidance in ASC 360. In the event that we identify an impairment of long-lived assets at one of our regulated assets, the full amount of the impairment loss is treated as a reduction to the long-lived asset balance and we would assess the probability of recovery through our regulated rates pursuant to ASC 980-340-25-1. If all or part of the identified impairment amount meets the regulatory asset recognition criteria as defined in ASC 980-340-25-11, that amount would then be recognized as a regulatory asset and subsequently amortized over the period of recovery as illustrated in the example below.

Recovery through regulated rates would likely entail the filing of a rate case with the Federal Energy Regulatory Commission, or FERC, which would identify all costs, including impairment losses, which we are unable to recover using current rates. If at any time the regulatory asset no longer meets the criteria of ASC 980-340-25-1, that cost will be charged to earnings. Further, if a rate action of our regulator excludes all or part of a cost from allowable costs, the carrying amount of any regulatory asset recognized will be reduced to the extent of the excluded cost.

Illustrative Example: Management identifies a triggering event and performs an impairment analysis of long-lived assets of Regulated Subsidiary pursuant to the guidance in ASC 360 as of December 31, 2014. As a result of this analysis, management determines that there is a $50 million impairment. Management considers the likelihood that the impairment charge will be recovered through rates and determines that a rate case would be probable to result in the inclusion of this impairment charge in allowable costs for rate-making purposes and that the market would support charging a rate sufficient to allow Regulated Subsidiary to recover the

[1]

ASC 980-340-25-1 provides that a regulatory asset is recognizable if it is both (a) probable that future revenue in an amount at least equal to the capitalized cost will result from inclusion of that cost in allowable costs for rate-making purposes and (b) based on available evidence, the future revenue will be provided to permit recovery of the previously incurred cost rather than to provide for expected levels of similar future costs. If the revenue will be provided through an automatic rate-adjustment clause, this criterion requires that the regulator’s intent clearly be to permit recovery of the previously incurred cost.

impairment through future revenues. As a result, management determines that the criteria under ASC 980-340-25-1 have been met and records the following entry:

Dr. Regulatory asset	$50M
Cr. Long-lived assets	$50M

The regulatory asset recognized on December 31, 2014 is then amortized over the recovery period as determined in the case as follows:

Dr. Revenue	$XXM
Cr. Regulatory asset	$XXM

We will include the following revised disclosure clarifying our policy for accounting for impairments of long-lived assets in future filings:

Impairment of Long-Lived Assets

TEP and TEP Pre-Predecessor review their long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss results when the estimated undiscounted future net cash flows expected to result from the asset’s use and its eventual disposition are less than its carrying amount. Any such impairment losses at our regulated assets will be recognized as a regulatory asset when it is both probable that future revenue in an amount at least equal to the capitalized cost will result from inclusion of that cost in allowable costs for rate-making purposes and based on available evidence, the future revenue will be provided to permit recovery of the previously incurred cost rather than to provide for expected levels of similar future costs.

16.Reporting Segments, page 114

6.	Please disclose total expenditures for additions to long-lived assets by segment. Refer to ASC 280-10-50-25.

Response: We acknowledge the Staff’s comment and will provide the requested disclosure in future filings. Following is the tabular form of our intended disclosure that will be included in future filings of total expenditures for additions to long-lived assets by segment, using the periods indicated as presented in the Form 10-K for the Fiscal Year December 31, 2013:

	TEP		TEP Pre-Predecessor
	Year Ended December 31, 2013	Period from November 13, 2012 to December 31, 2012	Period from January 1, 2012 to November 12, 2012	Year Ended December 31, 2011
	(in thousands)		(in thousands)
Gas transportation and storage	$19,630	$9,138	$7,646	$16,400
Processing	31,012	3,493	11,894	6,388
Corporate and other	—	—	—	—

Total capital expenditures	$50,642	$12,631	$19,540	$22,788

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Non-GAAP Financial Measures, page 31

7.	Please explain to us and disclose why you are increasing distributable cash flow for the Pony Express preferred distribution in excess of distributable cash flow attributable to Pony Express. In this regard, explain in greater detail how the acquisition of TEP’s 33% membership interest in Pony Express was structured such that the transaction provides for a minimum quarterly preference payment and explain your accounting for the preference payment.

Response: Effective September 1, 2014, the Partnership acquired a 33.3% membership interest in Pony Express. At closing, the Partnership, Pony Express and Tallgrass Development, LP (sole member of Pony Express prior to the Partnership’s acquisition of a 33.3% membership interest in Pony Express) entered into a Second Amended and Restated Limited Liability Company Agreement of Pony Express (the “LLC Agreement”), which sets forth the relative rights of Tallgrass Development, LP and the Partnership. The terms of the LLC Agreement provide the Partnership a minimum quarterly preference payment of $16.65 million through the quarter ending September 30, 2015 (prorated to approximately $5.4 million for the quarter ended September 30, 2014). The minimum quarterly preference payment was designed to provide the Partnership with a minimum cash flow stream covering the operational startup period of the approximately 690 mile Pony Express mainline, which went into commercial service in October 2014, and the expected operational startup of the approximate 66 mile Pony Express Northeast Colorado Lateral sometime during the first half of 2015.

To the extent that Pony Express does not have sufficient distributable cash flow to cover the minimum quarterly preference payment to the Partnership, Tallgrass Development, LP is required to contribute cash to Pony Express to fund any deficiency. During the three-month period ended September 30, 2014, Pony Express had not yet been placed into service and did not generate any distributable cash flow, therefore Tallgrass Development, LP was required to contribute $5.4 million to Pony Express, which was in turn distributed to the Partnership in fulfillment of the minimum preference payment.

The Partnership has accounted for the $5.4 million contribution to Pony Express from Tallgrass Development, LP received during the quarter ended September 30, 2014 as a contribution from noncontrolling interests at the Pony Express level, which is reflected in TEP’s Condensed Consolidated Statements of Partners’ Capital (see Form 10-Q page 4), and as a cash inflow from financing activities in its Condensed Consolidated Statements of Cash Flows (see Form 10-Q page 3).

The Partnership also accounted for the $5.4 million minimum preference payment it received from Pony Express as an addition to Adjusted EBITDA to arrive at distributable cash flow on page 31 of its Form 10-Q. As described on page 19 of the Form 10-Q, Tallgrass Energy Partners, LP’s partnership agreement requires the Partnership to distribute its available cash to unitholders of record on the applicable record date within 45 days of the end of each quarter. Since the $5.4 million preference payment was cash received during the quarter ended September 30, 2014, the Partnership included the $5.4 million minimum preference payment in its calculation of distributable cash flow (or cash available for distribution).

We have reviewed the disclosures in our Form 10-Q and note the following disclosure under “Non-GAAP Financial Measures” on Page 31: “As discussed in the “Overview” section above, TEP receives a minimum quarterly preference payment from Pony Express for the period from closing of the transaction through September 30, 2015. To the extent that Pony Express does not have sufficient distributable cash flow to cover this minimum preference payment, TD is required to contribute cash to Pony Express to fund the excess preference payment. The cash received from TD to fund the minimum quarterly preference payment in excess of distributable cash flow from Pony Express is considered distributable cash flow at TEP.” We believe that this disclosure explains that the cash contribution from TD is increasing distributable cash flow because it is actual cash received by TEP and is cash available for distribution to unitholders.

In connection with responding to the Staff’s comments, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (913) 928-6045 or Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551.

Very truly yours,
TALLGRASS ENERGY PARTNERS, LP

By:	Tallgrass MLP GP, LLC, its general partner

By:	/s/ Gary J. Brauchle
Gary J. Brauchle
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Mollie Duckworth, Baker Botts L.L.P.
George E. Rider, Executive Vice President, General Counsel and Secretary